Exhibit 99.13
CONSENT OF DR. AUGUSTO FERREIRA MENDONÇA
The undersigned hereby consents to the use of the report listed below, and the information derived therefrom, as well as to the reference to his name, in each case where used or incorporated by reference in the Annual Report on Form 40-F of Ero Copper Corp., including in the Annual Information Form filed as an exhibit thereto, being filed with the United States Securities and Exchange Commission, and any amendments thereto.
1.Technical Report on the MCSA Mining Complex entitled “2020 Updated Mineral Resources and Mineral Reserves Statements of Mineração Caraíba’s Vale do Curaçá Mineral Assets, Curaçá Valley”, dated January 14, 2021 with an effective date of October 1, 2020.
Yours truly,

/s/ Dr. Augusto Ferreira Mendonça
Dr. Augusto Ferreira Mendonça, RM SME
GE21 Consultoria Mineral Ltda.

Dated: March 11, 2022